Securities and Exchange Commission

Washington D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-4466

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

(Full title of Plan)

Artesyn Technologies, Inc.

(Name of issuer of securities held pursuant to the Plan)

7900 Glades Road, Suite 500

Boca Raton, Florida 33434

(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Artesyn Technologies, Inc. Employees’ Tax-Favored Thrift and Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Certified Public Accountants

West Palm Beach, Florida

June 24, 2005

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2004 and 2003

(In thousands)

	2004	2003
ASSETS:

Cash	$9	$36
Investments, at fair value	53,253	47,790
Receivables:
Employer common stock contributions	1,303	864
Participant contributions	94	—

Total receivables	1,397	864

Net assets available for benefits	$54,659	$48,690

See accompanying notes to financial statements.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

(In thousands)

ADDITIONS:
Contributions:
Employer common stock	$1,303
Participant	3,348

Total contributions	4,651

Net appreciation in fair value of investments	4,965
Dividends	1,229
Other	45

Total additions	10,890

DEDUCTIONS:
Benefits paid to participants	(4,895)
Fees and other charges	(26)

Total deductions	(4,921)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,969

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	48,690

End of year	$54,659

See accompanying notes to financial statements.

1.	PLAN DESCRIPTION

The following description of the Artesyn Technologies, Inc. Employees’ Tax-Favored Thrift and Savings Plan (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of its provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Artesyn Technologies Inc. (“the Company”). The Plan provides that all employees who have attained the age of 18 by the Plan entrance date are eligible to participate immediately following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

As of August 1, 2004, the Trustee of the Plan changed from Putnam Fiduciary Trust Company to Fidelity Investments Company. Under the terms of the agreement, the Trustee holds and determines available investment options for the Plan subject to the direction of the Plan Administrator. Management of the Company serves as the Plan Administrator, and for purposes of clarity, as used herein, shall be referred to as “we,” “us,” “our” and “Plan Administrator.”

Contributions and Vesting

Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. Participants are immediately vested in their contributions and earnings thereon. In 2004, eligible employees could contribute up to $13,000, plus an additional $3,000 if the employee was 50 years of age or older, as limited by the Internal Revenue Code. The Company may make matching contributions to the Plan at the discretion of the Board of Directors. In 2004, employee contributions were matched at the rate of 67% of the first 6% of a participant’s annual compensation (as defined in the Plan) that a participant elects to contribute to the Plan. Employer matching contributions to the Plan were funded with the Company’s common stock.

The Plan is intended to meet the requirements of a participant-directed plan in accordance with Section 404(c) of ERISA and the related regulations. Under the Plan, participants may direct the investment of their contributions into a number of different diversified and non-diversified investment options, including the purchase of the Company’s common stock, and the Plan fiduciaries generally will have limited responsibility for such participant-directed investments. Participants may change their investments options at any time. The Plan Administrator has the right to direct the initial investment of the matching contribution and has, in the past, directed 100% of such contribution to be invested in the Company’s common stock, at what time participants can immediately redirect the employer match contribution to the investments of their choosing.

Vesting in matching contributions and earnings thereon occurs at a rate of 20% for each year in which an employee completes 1,000 hours of service with full vesting after 5 years of service. Such amounts also become fully vested upon a participant’s retirement, termination of employment because of death or the inability to work due to total or permanent disability. The forfeited, non-vested interest in participants’ accounts may be used to reduce our matching contribution or reduce the reasonable expenses of plan administration. The forfeited balances as of December 31, 2003 and 2004 were $56,635 and $134,908 respectively, and are included in the Plan assets.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect each participant’s share of the Plan’s income (losses), matching contributions and the participant’s contributions. Allocations of the Plan’s income (losses) and administrative expenses are based on participant account balances, as defined.

Loans to Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balances with a minimum loan amount of $1,000. Loans are repayable primarily through payroll deductions over periods ranging up to 60 months unless the loan is for the purchase of a primary residence, in which case a reasonable period is determined at the time of the loan. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the loan. The interest rates on outstanding loans at December 31, 2004 range from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deduction.

Benefits

Upon termination of a participant’s services for any reason, including death, disability or retirement, if the amount to be distributed is less than $5,000, the participant’s account will be distributed in a single lump-sum payment equal to his or her vested account balance. If the amount to be distributed exceeds $5,000, the participant is not required to take a distribution. If the participant does not request the distribution, the participant’s account shall remain in the Plan and may be distributed at the participant’s request or as minimum required distributions when the participant attains age 70 1/2 or upon retirement, if later. In addition, participants may be eligible to take in-service withdrawals of their vested account balance after reaching age 59 1/2 and in the event of certain specified financial hardships, if certain criteria are met.

Plan Termination

Although we have not expressed any intent to do so, we maintain the right to discontinue our contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts and the Plan will continue until all accounts have been distributed.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments in the Company’s common stock are stated at fair value based on the last reported sales price on the last business day of the year. Shares of listed mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The unit price of collective investment trusts is established by the trustee based on current market values of the underlying assets of the funds. Investments in participant loans are recorded at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

Investments held by the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Except for certain investment fees and charges, we pay the expenses of the Plan for legal, accounting and other administrative services. In 2004, we paid $12,791 in other administrative expenses on behalf of the Plan.

3.	INVESTMENTS

The following table presents individual investment securities that exceeded 5% of the Plan’s net assets available for benefits at December 31, 2004 and 2003 (in thousands):

	2004	2003
Participant Directed Investments:
Fidelity Managed Income Portfolio	$11,961	$	*
The Company’s common stock	9,013		7,991
Columbia Acorn Fund Class Z	4,570		*
Fidelity Equity Income II Fund	4,347		*
Fidelity Dividend Growth Fund	3,952		*
Fidelity Diversified International Fund	3,734		*
Spartan U.S. Equity Index Fund	2,864		*
Putnam Stable Value Fund	*		12,875
Putnam Fund for Growth and Income	*		4,574
Putnam Investors Fund	*		4,240
Putnam International Equity Fund	*		3,188
Putnam S&P 500 Index Fund	*		2,942
Putnam New Opportunities Fund	*		2,560
Putnam OTC and Emerging Growth Fund	*		2,434

*	balance is less than 5% of the Plan’s net assets

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $5.0 million as follows (in thousands):

Mutual funds	$2,599
The Company’s common stock	2,376

$4,975

4.	INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 7, 2001, stating that the form of the plan is qualified under Section 401 (a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, we have determined that we are eligible to and have chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. We have indicated that we will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5.	RELATED PARTY TRANSACTIONS

The Plan regularly invests in common trust funds and mutual funds managed by the Trustee. These transactions are considered exempt party-in-interest transactions by statutory exemptions under ERISA regulations.

Schedule I

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

EIN: 59-1205269

Plan No: 751237

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Collective Investment Trust
*	Fidelity Investment Company	Managed Income Portfolio	$11,961,264

	Common Stock
*	Artesyn Technologies, Inc.	Common stock	9,012,863

	Mutual Funds
	Columbia Wanger Asset Management	Columbia Acorn Fund Class Z	4,570,481

*	Fidelity Investment Company	Equity Income II Fund	4,347,447
*	Fidelity Investment Company	Dividend Growth Fund	3,952,089

*	Fidelity Investment Company	Diversified International Fund	3,734,222
	Spartan	Equity Index Fund	2,863,662
	Artisan Partners Limited Partnership	Mid Cap Fund - Investor Class	2,467,754
*	Fidelity Investment Company	Balanced Fund	2,214,854

	Lord Abbett & Company	Mid-Cap Value Fund – Class A	1,639,764
	PIMCO Funds	Total Return Fund – Administrative Class	1,006,232

	American Funds	Growth Fund of American – Class R4	859,758
*	Fidelity Investment Company	Small Cap Stock Fund	759,189
*	Fidelity Investment Company	U.S. Bond Index Fund	752,681
	AIM Investments	Mid Cap Core Equity Fund – Class A	591,471
	Allianz	Value Fund Administrative	325,109
	American Funds	Balanced Fund – Class A	283,449
*	Fidelity Investment Company	Freedom 2005 Fund	274,353
*	Fidelity Investment Company	Freedom 2025 Fund	221,364
*	Fidelity Investment Company	Freedom 2020 Fund	168,740
*	Fidelity Investment Company	Freedom 2015 Fund	139,066
*	Fidelity Investment Company	Freedom 2010 Fund	98,957
*	Fidelity Investment Company	Freedom 2035 Fund	92,066
*	Fidelity Investment Company	Freedom 2040 Fund	60,675
*	Fidelity Investment Company	Freedom 2030 Fund	60,560
*	Fidelity Investment Company	Freedom Income Fund	5,435
*	Fidelity Investment Company	Freedom 2000 Fund	4
	Participant Loans
*	Participant loans	Loans from participants, 5.00% to 10.50% rates, variable maturity	789,876

	TOTAL		$53,253,385

*	Represents a party-in-interest investment.

Historical cost is not required to be presented as the investments are all participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

Artesyn Technologies, Inc.
Employees’ Tax-Favored
Thrift And Savings Plan
(Name of Plan)

By:	/s/ Gary Larsen
Gary Larsen
Vice President Finance and
Chief Financial Officer
Artesyn Technologies, Inc.

Date: June 29, 2005

Exhibit Index

Exhibit No.	Description
EX 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM